Exhibit 4.8

Employee Stock Option Scheme- Grants 2021

Executive Summary

S.N	Key Features	ESOS 2021 (Proposed)
1	Grant Date	1 November 2021

2	Vesting Date	36 months from Date of Grant i.e. 1 November 2024

3	Coverage	4000 employees (Around 38%)

4	Grant Price	INR 304/-

5	Total options	1,20,83,636 Vedanta Limited Stock Options

6	Performance Conditions	• Business/SBU Performance (Volume, Cost NSR, EBITDA, FCF, ESG, Carbon Footprint) • Sustained Individual Performance • Management Discretion

7	Performance Period

•   Business/SBU Performance: Three Financial Year/s during the vesting period i.e. FY 2021-22, FY 2022-23, FY 2023-24

•   Sustained Individual Performance: Annual Performance Rating of Three Financial Year/s i.e. FY 2021-22, FY 2022-23, FY 2023-24

•   Management Discretion: Vesting period from Date of Grant to Date of Vesting

8	Vesting Schedule

•   Business Performance: 50% of the Award shall vest for achieving Threshold performance increasing pro-rata to full vesting for achievement of 100% of Target

•   The performance achievement for each business will be evaluated against internal business plan and respective peer comparison on Volume, Cost & NSR

•   Sustained Individual Performance: 25% at Threshold increasing to 125% vesting for achievement of top rating in all 3 years

•   Multiplier of individual performance ratings to create differentiation at vesting

•   Management Discretion: Rewarding real contribution and value addition to business during the vesting period. Committee to finalize the pay-out at vesting based on sustained value addition over the vesting period

Enhanced coverage for:

9	Coverage of Key Leaders:	1. Key leaders focusing on Innovation, Digitalization & Analytics
2. High Potential Talent: identified through various platforms such as Workshop leaders, V-Reach Talent, V-Aspire, V-Lead and other hi-po leaders
3. Holding critical roles / successors
4. Critical Functions including Finance, Commercial & Marketing, HR, Legal, Geology, Exploration, Mining, HSE, Digital
5. Freshers joining the group to ensure long term career envisioning (new addition)

*	The final grant value and number of options shall be subject to the share price as on 29 October 2021

Background

Employee Stock option Scheme 2021 (ESOS) is a conditional share plan for rewarding performance on pre-determined performance criteria and continued employment with the Company. The predetermined performance criteria shall focus on rewarding employees for company performance and superior individual performance.

Salient Features of the Scheme and Plan

The Committee members may please take note of the salient features of the ESOS 2021 Grant for consideration and approval:

1.	Presented below is the summary of the ESOS 2021 and proposal towards the 6th grant under the ESOS 2016 scheme plan.

Parameters	ESOS 2021 Final Proposed Grant
No. of Options granted	~1,20,83,636

•

The number of options have been computed at a share price of INR 330/- (Indicative grant price considered), however the final number of options will be computed based on the closing share price as on 29 October 2021)

2.	Coverage of Plan

The Plan will cover around 38% of the Vedanta Limited eligible professional population, comprising of employees across grades including Group EXCO, Business EXCO and other key & critical employees in the group.

Enhanced coverage for:

•	Key leaders focusing on Innovation, Digitalization & Analytics

•	High Potential Talent: identified through various platforms such as Workshop leaders, V-Reach Talent, V-Aspire, V-Lead and other hi-po leaders

•	Holding critical roles / successors

•	Critical Functions including Finance, Commercial & Marketing, HR, Legal, Geology, Exploration, Mining, HSE, Digital

•	Freshers joining the group to ensure long term career envisioning (new addition)

3.	Date of Grant: 1 November 2021

4.	Date of Vesting: 1 November 2024

5.	Grant Quantum

All selected employees have been divided in four categories basis their performance and potential rating provided by the business. The grant quantum for each of these four categories are then determined as percentage of employees’ fixed pay in each grade as given below.

Category	I	II	III	IV

WTD, SMP, KMP	Max upto 125%

EXCO	Max upto 100%

Business Exco	60% to 100%

M4 & Above	60% - 90%	50% - 75%	40% - 55%	30% - 45%

M5 & Below	50% - 80%	40% - 60%	30% - 40%	20% - 30%

Percentages are indicative and represent percentage of fixed compensation

The grant quantum varies for individual employees in various businesses due to multiple factors as highlighted below:

•	Business recommendation on category and grant

•	Individual fixed pay in comparison to grade average fixed pay

•	Key executive, high-potential employee and critical position holder consideration

•	Respective business entity performance during previous year

•	Employees in critical functions including Finance, Commercial & Marketing, HR, Legal, Exploration, Geology, Mining, HSE, Digital

•	High Potential Talent: identified through various platforms such as Workshop leaders, V- Reach Talent, V-Lead and other diversity leaders etc.

6.	Performance Condition

The number of options granted shall have performance based vesting component. However, continued employment with the company from the date of grant till the date of vesting shall be construed condition to be eligible for any vesting.

The Performance conditions as proposed for the scheme are:

Performance Parameters:

Business Performance –Volume, Cost & Net Sales Realization (NSR), EBITDA & FCF, ESG (Environment, Sustainability and Governance) and Carbon Footprint are metrics which shall be considered for evaluating Business Performance. The weightage of each parameter is built in the manner of their relevance / impact on each business for appropriate alignment. Vesting of awards will be dependent on the business performance parameters of the respective business/SBU entities as applicable in the group for 3 consecutive financial years (starting from the year of grant).

The Target, Threshold, and corresponding Actual performance values of business wise metrices shall be the same as will be used for computing the Annual Bonus for the respective financial years under the approved Annual Bonus Scheme for the year.

•	For employees at SBU, only respective SBU performance will be applicable as part of business performance metric

•	For Business Exco members at SBUs, business performance evaluation will be 60% of respective SBU and 40% business performance

•

Similarly, for Group Exco members at businesses, business performance evaluation will be 60% respective business and 40% Vedanta Limited performance. For Exco members in corporate, business performance evaluation will be on Vedanta Limited performance

•	For employees at Corporate and enabling functions in businesses, business performance evaluation will be at group / business level as applicable

•	Business specific performance parameters which are applicable at business level such as NSR etc. will be computed at business level itself

Sustained Individual Performance: Individual performance is a performance condition for vesting of awards under the Employee Stock Option Scheme. Vesting of awards will be dependent on the annual performance ratings of the individual employees for 3 consecutive financial years (starting from the year of grant).

Management Discretion: Management Discretion is an additional performance condition for vesting of awards under the Employee Stock Option Scheme. Vesting of awards will be dependent on the real contribution, taking up elevated role / additional responsibility and superior performance of employees during the vesting period

Performance Parameter Weightage: The weightage of the performance parameters will vary by business depending on the relevance of metric for respective business entity as below:

Performance Parameters
Business Category*	Business Performance (40%)#						Sustained Individual Performance	Mgmt. Discretion
	Volume	Cost	NSR	EBITDA	FCF	ESG / Carbon Footprint
HZL / VZI / Oil	60%	15%	10%	—	—
VL-J (incl. Lanjigarh) / Balco / VAB / SC / FG	20%	50%	15%	—	—
IOG / IOK / VGCB/ FACOR	50%	10%	25%	—	—	15%	40%	20%
TSPL	25%	10%	—	—	50%
ESL	30%	10%	10%	35%	—
Corporate	Weighted Average (Based on Target EBITDA)

The above matrix is for M4 & above and will be cascaded in similar proportion for below grades

#	The performance achievement for each business will be evaluated against internal business plan and respective peer comparison (Volume, Cost & NSR)
*

For appropriate alignment with business metrics, Cost element for TSPL will be evaluated as per NSHR < 2400. Vedanta Aluminium Lanjigarh will be measured based on Vedanta Aluminium – Jharsuguda performance. Corporate will be a Weighted Average of all the entities based on Target EBITDA

The vesting will be finalized by NRC or any other committee as may be constructed by the NRC for arriving at final pay-out for each employee on the basis of sustained value add over the vesting period

7.	Performance Period

Business Performance: The performance period for the business/SBU performance based option will be a period of 3 financial years (1st April – 31st March) i.e. FY 2021-22; FY 2022-23 and FY 2023-24.

Sustained Individual Performance: The performance period for the individual performance-based option will be a period of 3 financial years (1st April – 31st March) i.e. FY 2021-22; FY 2022-23 and FY 2023-24.

Management Discretion: Vesting period from Date of Grant to Date of Vesting.

However, the overall vesting basis performance will be on completion of the vesting period i.e. 1 November 2024. Furthermore, for an employee to be eligible for performance – based vesting, he/she should in continued employment as on the date of vesting

8.	Vesting Schedule

Business Performance:

At the end of the performance period, the testing of performance under business/SBU performance condition for each of the three financial years shall be done individually with equal weightage for overall vesting. 50% of the award shall vest for achieving threshold performance increasing pro-rata to full vesting for achievement of 100% of target.

Illustration for Business/SBU Performance Condition
Particulars	Year 1	Year 2	Year 3	Overall
Weightage	33%	33%	33%	100%
Threshold Performance (in %age) - Varying from Business to Business and Year to Year	70%	75%	80%	Not Applicable
Achievement %age	80%	70%	90%	Not Applicable
Pay-out %age at Threshold	50%	50%	50%	50%
Actual Vesting %age	67%	Nil	75%	47%

Sustained Individual Performance:

At the end of the performance period, the testing of performance under sustained individual performance for each of the three financial years shall be done individually. The vesting shall be determined based on sustained performance over the vesting period as per below table:

Multiplier**: Sustained Individual Performance Vesting schedule
Rating Combination	% of Options that Vest
A rating in all three years	125%
Top 2 ratings in 3 years	100%
One out of 3 years is C	25%
Two out of 3 years is C	0%
CCC	0%
D in any year	0%

**	The Multiplier is applicable on overall performance parameters

The vesting will be finalized by NRC or any other committee as may be constructed by the NRC for arriving at final pay-out for each employee on the basis of sustained value add over the vesting period

Positive Fatality Multiplier:

The positive fatality multiplier is introduced in the scheme to reward Nil fatality during the vesting period. In case of nil fatality in the Organization / Business during the vesting period, the overall vesting shall be multiplied by 110% resulting in enhanced vesting by 10%.

9.	Exercise Price

The exercise payable by employee shall be face value of the share i.e. INR 1.

10.	Exercise Period

Employees shall have 6 months to exercise the vested shares. The shares which are not exercised within this period shall lapse and become available for future grants.

11.	Administration

We propose that the scheme be managed through an ESOP trust in India. The trust shall be funded by the company to purchase shares from the secondary market. The scheme shall be administered through a third party appointed by the Company (ESOP Direct)

12.	Accounting

Accounting of the plan will be as per SEBI Share Based Employee Regulations, 2014. Under IND-AS, the accounting shall be done on fair value basis. Expensing will be done on a fair-value basis.

Guidelines on coverage in ESOS 2021

•	One-third of the eligible professional population will be covered.

•	Employees with a rating of not less than ‘Valued’ & few exceptional ‘Consistent’ rated employees in the last completed appraisal of FY 20-21 will be eligible for coverage.

•	Employees falling in key talent category (such as Workshop Leaders, VLDP etc.) will be specifically covered under the ESOS 2021 grant

•	Employees who have been promised stock options as part of employment contract

•	Other M6 entry level freshers should have completed at least 1 year of service as on 1st August 2021 and M7 entry level freshers should have completed at least 2 years of service as on 1st August 2021

•	Exceptional performers and V Reach talent in top 2 ratings under M8 & M9 grade to be covered

•	Employees due to retire in the next 12 months will not be eligible, few exceptional employees will be covered

•	The eligible population will be plotted on performance and potential matrix

•	Factors determining potential levels:

•	Key strategic initiatives over and above the work responsibilities and the impact on the unit/business/group at large.

•	Key talent (identified in succession pipeline / scalable to large role, role / person - criticality)

•	Demonstrated mobility having moved over units / functions / locations.

•	Stakeholder relations including external influence

•	Any employee covered under the above scheme leaving the organization before the vesting date will be treated as per the ground rules under ESOS 2016 scheme shown in NRC earlier

Annexure 2: Grant of Conditional Cash Awards (Cash Plan) 2021 in line with Employee Stock Option Grants 2021

The conditional cash awards have been aligned with employee stock option grants and all terms and conditions pertaining to employee stock option grant and vesting shall be applicable to conditional cash awards with an exception that the grant will be notional shares or cash units which will convert to cash and not Vedanta shares upon vesting.

Eligibility

The following category of employees are being covered under Vedanta Conditional Cash Awards:

1.	Critical employees in Vedanta Zinc International (VZI)

2.	Expats to be covered under Long Term Incentive Plan from various businesses

3.	Other employees to be covered under Long Term Incentive Plan but have not been included in Employee Stock Option Plan

Summary of the 4th Grant

The number of notional shares required, and the cost estimates are presented in the table below:

Share Usage and Cost	Details
Total # of Vedanta Ltd. Shares Grant under 4th Cycle	*14,14,000
Total Valuation of the Units Proposed for Conditional Cash Awards 2021 Grant (Share price considered @330 INR)**	INR 45 Crores
Total Employee Covered under Conditional Cash Awards 2021 Grants	105
Total # of Vedanta Ltd. Shares Grant under 3rd Cycle	8,00,000
Total # of Vedanta Ltd. Shares Grant under 2nd Cycle	19,43,720
Total # of Units Granted under 1st Cycle	9,37,430

*

Includes 50,000 notional awards to meet the new joinees share allotments. We intend to cover new joinees in the scheme effective their joining. The individual will be granted units effective 1st day of the immediately succeeding quarter in line with ESOS 2016 scheme wherein vesting will be on completion of the 36-month performance period from the date of grant subject to achievement of performance conditions and continued employment as on the date of vesting.

**	The final share price shall be considered as for ESOS 2021 as per the closing price on 29 October 2021